Exhibit 99.54

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Solaris Resources Inc. (“Solaris” or the “Company”)

Suite 555 - 999 Canada Place

Vancouver, British Columbia V6C 3E1

Item 2.	Date of Material Change

December 11, 2023

Item 3.	News Release

A news release announcing the material change was disseminated through the facilities of GlobeNewswire on December 11, 2023 and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

Solaris and OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”), have entered into definitive agreements with respect to the previously announced financing package of US$80 million for the advancement of the Warintza Project in Ecuador.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On December 11, 2023, Solaris announced that Solaris and Orion have entered into definitive agreements with respect to the previously announced financing package of US$80 million for the advancement of the Warintza Project in Ecuador, comprised of a US$60 million senior secured debt facility (the “Senior Loan”), an offtake with a buyback provision (the “Offtake”), a subscription for US$10 million in equity and a commitment for US$10 million in additional equity financing.

Highlights

●	4-year term for the Senior Loan.

●	No hedging conditions.

●	Buyback provision for Offtake upon a change of control in certain circumstances.

●	Drawdown of the Senior Loan will occur in three tranches based on milestones with (i) the first US$30 million expected to close in the coming weeks, (ii) a US$15 million drawdown to occur on the submission of an Environmental Impact Assessment (EIA), and (iii) another US$15 million drawdown to occur on the publication of a Pre-Feasibility Study (PFS) for the Warintza Project.

●	Orion and Solaris have entered into an Offtake for Orion to purchase 20% of metals produced from the Warintza Project for a period of 20 years from the start of production.

●	Subscription of the initial US$10 million of the Company’s common shares at a price of C$5.11, representing the closing price prior to the initial announcement on November 6, 2023, with a further US$10 million equity financing commitment which can be called upon at a later date by Solaris upon the satisfaction of certain conditions.

●	Net proceeds will be used to fund the advancement of the Warintza Project including exploration and infill drilling, technical and environmental programs and studies, permitting, community social relations programs, and general and working capital purposes.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Tom Ladner

Vice President, Legal

(604) 638-1470

Item 9.	Date of Report

December 21, 2023